UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated May 1, 2025, announcing developments in the registrant’s MTN lawsuit.

Istanbul, May 1, 2025

Announcement Regarding the Development in the MTN Lawsuit

We had announced that, in the lawsuit filed by our Company on 26 November 2013 in South Africa against South Africa-based mobile operator MTN, its group companies, and former company executives, seeking compensation for the damages suffered as a result of unlawful acts during Iran’s first private GSM license tender process, the court had ruled that the competent jurisdiction was not the South African courts, but the Iranian courts.

Our Company filed an appeal against this decision, and as a result of the appellate review, on 29 April 2025, the Supreme Court of Appeal of South Africa accepted our appeal, recognized the jurisdiction of South African courts over the case, and paved the way for the proceedings to continue before the South African courts within the framework of Iranian law.

In line with the appellate court's ruling, the case will be remitted to the High Court, and the substantive phase of the proceedings is expected to begin. MTN retains the right to apply to the Constitutional Court of South Africa.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 1, 2025	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 1, 2025	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer